7 March 2002
Ref Number: 14/02


BHP BILLITON ANNOUNCES SUCCESSFUL RESULTS OF KAIRI-2
APPRAISAL WELL OFFSHORE TRINIDAD


BHP Billiton today announced the results of the Kairi-2 appraisal well offshore Trinidad. Kairi-2 is the Group's first appraisal well on the oil and gas discovery made last year in Block 2(c) and confirms a significant hydrocarbon resource.

Kairi-2 is located in waters approximately 35 meters deep and is 1 mile (1.6 kilometres) south of the Kairi-1 discovery, and 2 miles (3.2 kilometres) south of the Canteen-1 discovery, both also located in Block 2(c).

Drilled to a total depth of 6,800 feet, Kairi-2 encountered approximately 1089 feet (gross) of hydrocarbon-bearing sands that included 167 feet of net oil pay and 435 feet of net gas pay.
The well tested at a rate of 4,360 barrels of oil per day on a 44/64-inch choke.

This appraisal well follows Kairi-1, drilled during July and August 2001. It encountered both oil and gas in a hydrocarbon column that included
235 feet of net oil pay and 322 feet of net gas pay, and tested
3,000 barrels of oil per day through a 38/64-inch choke.

President and CEO BHP Billiton Petroleum Philip Aiken said the results from Kairi-2 provided further evidence of offshore Trinidad's major hydrocarbon development potential.

"BHP Billiton's exploration success in the region has been outstanding. We have made four commercial hydrocarbon discoveries in the greater Angostura area (Kairi, Angostura, Canteen and Aripo) in the past three years and expect to sanction a project for development of the Block 2(c) resources later this calendar year," Mr Aiken said.

"Block 2(c)'s attractive petroleum geology, shallow waters and proximity to the coast offer the potential for a development that creates significant value for all stakeholders."

Appraisal drilling on Block 2(c) will continue for the next few months and will encompass two new wells. The drilling program will provide further data on the Angostura-1 gas discovery (made in 1999) and last year's oil and gas find from the Canteen-1 discovery well.

Angostura-1 is located approximately 4.2 miles (7 kilometres) west-southwest of Kairi-2 and tested natural gas at a stabilised flowrate of 30 million standard cubic feet per day (mmscfd) through a 56/64-inch choke.

Canteen-1 is located 2 miles (3 kilometres) north of Kairi-2.
It encountered approximately 700 feet (gross) of hydrocarbon-bearing sands that included 200 feet of net oil pay and 179 feet of net gas pay. The well was tested at a rate of 3,700 barrels of oil per day through a 72/64-inch choke.

"Final results of the drilling in Block 2(c) will be used to more accurately assess the size of the resource and to determine development options," Mr Aiken said.

BHP Billiton holds a 45 per cent interest in Block 2(c) and is the designated operator. Other partners include TotalFinaElf with a 30 per cent interest, and Talisman Energy with a 25 per cent interest.

BHP Billiton has had a presence in Trinidad since 1996, and has built a solid foundation for growth. The Group has a strong acreage position in the region and was awarded exploration Block 3(a) in October 2001, subject to negotiation and execution of a Production Sharing Contract.

Block 3(a) is located adjacent to blocks 2(ab) and 2(c) and provides BHP Billiton with further highly prospective acreage. It is situated only 25 miles (40 kilometres) off the northeastern coast of Trinidad in 100 to 300 feet of water.

BHP Billiton is the designated operator and holds a 30 per cent working interest in Block 3(a). Talisman Energy and BG International each hold a 30 per cent interest and TotalFinaElf S.A. holds the remaining
10 per cent equity.


Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com


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